UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

VSUS TECHNOLOGIES INCORPORATED
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92909G 10 3
(CUSIP Number)

Jeffrey A. Rinde, Esq. Hodgson Russ LLP 60 East 42nd Street, 37th Floor New York, NY 10165 (212) 661-3535
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 26, 2005
(Date Of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92909G 10 3

1.	Names of Reporting Persons.	Matis Cohen
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO, PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,954,520
8. Shared Voting Power 0
9. Sole Dispositive Power 1,954,520
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,954,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class represented by Amount in Row (11)	6.8%

14.	Type of Reporting Person (See Instructions)
IN

THIS AMENDMENT NO. 4 AMENDS A STATEMENT ON SCHEDULE 13D (THE “STATEMENT”), DATED APRIL 14, 2005, WHICH WAS AMENDED AS OF MAY 26, 2005, AND FURTHER AMENDED AS OF JUNE 14, 2005 AND AUGUST 12, 2005. ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE STATEMENT. ITEMS 1, 2, 3, 4 AND 5 OF THE STATEMENT ARE AMENDED TO READ IN THEIR ENTIRETY AS FOLLOWS:

ITEM 1.	SECURITY AND ISSUER

This Statement relates to shares of common stock, $0.001 par value (the “Common Stock”), of VSUS Technologies Incorporated, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 902 Clint Moore Road, Suite 138, Boca Raton, Florida 33487.

ITEM 2.	IDENTITY AND BACKGROUND

(a)               This Statement is filed by Mr. Matis Cohen (“Mr. Cohen”). By his signature on this Statement, Mr. Cohen agrees that this Statement is filed on his behalf.

Mr. Cohen is filing this Statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended (the “Act”), on his own behalf and not on behalf of any other party. Information with respect to Mr. Cohen, is given solely by Mr. Cohen.

(b)               Mr. Cohen’s address is 20B Hatzedef Street, Tel-Aviv Jaffa 68034 Israel.

(c)               Mr. Cohen’s present principal occupation is as a consultant. His principal business address is as set forth in subsection (b) above.

(d)               Mr. Cohen has not within the last five years been convicted in a criminal proceeding.

(e)               During the last five years, Mr. Cohen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Mr. Cohen is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Issuance and Exercise of Stock Options

Mr. Cohen served as President, director and a consultant of the Issuer, since January 1, 2003. In consideration for such services, pursuant to its 2003 Stock Option Plan: (a) as of January 1, 2003, the Issuer granted Mr. Cohen stock options to purchase 910,000 shares of its Common Stock, at an exercise price of $0.01 per share (the “2003 Cohen Options”); and (b) as of February 1, 2004, the Issuer granted Mr. Cohen stock options to purchase 42,000 shares of its Common Stock, at an exercise price of $0.001 per share (the “2004 Cohen Options”).

Effective as of January 6, 2005, Mr. Cohen was removed from the Issuer’s board of directors, and, subsequently, as an officer of the Issuer. As a result of such removal, 341,250 of the 2003 Cohen Options, which had not already vested, automatically expired on the date thereof.

As of March 6, 2005, the exercise price of Mr. Cohen’s 568,750 remaining 2003 Cohen Options was reduced to $0.001, to give effect to a stock split the Issuer completed in January 2004. As of March 21, 2005, Mr. Cohen exercised his 568,750 2003 Cohen Options, and his 42,000 2004 Cohen Options.

Simultaneously with the Issuer’s acquisition of 1stAlerts, Inc., a Delaware corporation, as of April 14, 2005, Mr. Cohen was reinstated as a director of the Issuer. In connection with his reinstatement, the Issuer reissued Mr. Cohen’s 341,250 stock options, which had automatically expired at the time of his removal (the “Director Options”). These stock options: (a) were exercisable at a price of $0.001 per share, and (b) vested (i) 50% on the date of Mr. Cohen’s reinstatement, and (ii) 50% on June 30, 2005.

In addition, simultaneously with the Issuer’s acquisition of 1stAlerts, Inc., it entered into a Consulting Agreement with Mr. Cohen (the "Consulting Agreement"), pursuant to which he was to serve as a consultant in connection with the Issuer’s operations in Israel. In consideration for his services as a consultant, the Issuer issued Mr. Cohen options to purchase 1,000,000 shares of its Common Stock, at an exercise price of $0.001 per share (the “Consultant Options”). The options vested 100% on the date of grant.

Effective as of May 26, 2005, Mr. Cohen exercised (a) the 170,625 Director Options that had already vested at that time, and (b) the 1,000,000 Consultant Options. He exercised these options with an aggregate of $1,170.63 of his personal funds.

Effective as of July 22, 2005, Mr. Cohen exercised his remaining 170,625 Director Options, which had vested as of June 30, 2005. He exercised these options with an aggregate of $170.63 of his personal funds.

Transfer of Shares in Repayment of Loan

On January 28, 2005, pursuant to a Settlement Agreement entered into between the Issuer and Mr. Amiram Ofir, the Issuer’s former Chief Executive Officer and director, among other things, (a) 4,389,000 shares of the Issuer’s Common Stock held by Ofir Holding Limited, a company controlled by Mr. Ofir, and (b) 649,000 shares of the Issuer’s Common Stock, jointly owned by Mr. Ofir and his spouse, Hannah Ofir, the Issuer’s former Secretary (collectively, the “Shares”), were sold to Mr. Eliyahu Kissos, the Issuer’s newly appointed President and director, for an aggregate purchase price of $170,000 (the “Purchase Price”). The Purchase Price was negotiated as part of the settlement between the Issuer and Mr. Ofir, and, therefore, did not necessarily represent the fair market value of the Common Stock on the date of the transaction.

The funds used by Mr. Kissos in purchasing the Shares, were borrowed from Mr. Cohen. At the time of the loan, Mr. Kissos issued a promissory note to Mr. Cohen (the “Note”), pursuant to which he agreed to pay Mr. Cohen the outstanding principal balance due on the loan, plus any accrued interest thereon at the rate of 12% per annum, on or before January 27, 2006.

On May 26, 2005, Mr. Kissos transferred 4,500,000 of the Shares to Mr. Cohen in repayment of the principal amount of the Note, plus accrued interest thereon, in the aggregate amount of $176,706. Upon transfer of the shares to Mr. Cohen, the Note was canceled and has no further force or effect.

As of June 14, 2005, Mr. Cohen transferred 769,230 of the Shares to three parties in repayment of loans in the aggregate amount of $50,000.

Subsequent Events, Sales and Transfers

As a result of the foregoing transactions, as of June 14, 2005, Mr. Cohen owned 5,640,770 shares of the Issuer's Common Stock (hereinafter referred to as the "Cohen Shares").

As of August 12, 2005, Mr. Cohen transferred 3,100,000 of the Cohen Shares to four parties in repayment of loans in the aggregate amount of $207,500.

In connection with the winding down of the Issuer's operations in Israel, effective as of September 2, 2005 (the "Effective Date"), Mr. Cohen entered into a Resignation Agreement with the Issuer (the "Resignation Agreement"). Pursuant to the Resignation Agreement, among other things, effective as of the Effective Date, (a) Mr. Cohen resigned as a director of the Issuer, and (b) the Consulting Agreement was terminated.

Between September 6, 2005 and September 26, 2005, Mr. Cohen sold an aggregate of 628,250 of the Cohen Shares through private and public sales. As a result, Mr. Cohen currently owns 1,954,520 shares of Common Stock of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of the acquisitions and/or dispositions of the securities is described in Item 3 above.

Mr. Cohen does not have any plans or proposals which would relate to or result in:

(a)               The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

(b)               An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)               A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)               Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)               Any material change in the present capitalization or dividend policy of the Issuer;

(f)               Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)               Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)               Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)               A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)               Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The only interest in the securities of the Issuer which Mr. Cohen holds are the interests described above in Items 3 and 4.

As of the date hereof, the Issuer has 28,539,908 shares of Common Stock issued and outstanding.

As of the date hereof Mr. Cohen has: (i) sole voting power and sole dispositive power over 1,954,520 shares of Common Stock of the Issuer, and (ii) shared voting power and dispositive power over no shares of Common Stock of the Issuer. As a result, Mr. Cohen controls approximately 6.8% of the Issuer’s outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 11, 2005

		By:	/s/Matis Cohen
Matis Cohen